07023687

RECEIVED

2007 MAY 22 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

8th May 2007

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith the Joint Announcement dated 7 May 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Aldous Chiu

Encl.
AC/kh

dw 5/22

NWSH

taifook大福

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(stock code: 0017)

新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)
(stock code: 0659)

TAIFOOK SECURITIES GROUP LIMITED
大福證券集團有限公司*
(incorporated in Bermuda with limited liability)
(stock code: 0665)

POSTPONEMENT OF DESPATCH OF THE OFFER DOCUMENT

Financial Adviser to NWS Holdings Limited

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

The despatch of the Offer Document, together with the Forms of Acceptance, by the Purchaser and Taifook to the Taifook Shareholders and the Taifook Optionholders regarding the Offer will be postponed due to the fact that Completion, to which the making of the Offer is subject, will not take place within 21 days of the date of the Joint Announcement. The Executive has granted his consent pursuant to Note 2 to Rule 8.2 of the Takeovers Code to the postponement of the despatch of the Offer Document.

Reference is made to the press announcement ("**Joint Announcement**") jointly issued by New World Development Company Limited, NWS Holdings Limited and Taifook Securities Group Limited dated 26 April 2007 in relation to, among other things, the Offer. Unless the context requires otherwise, terms used herein shall have the same meaning as those defined in the Joint Announcement.

As stated in the Joint Announcement, it is the intention of the Purchaser and Taifook that the offer document and the offeree board document will be combined ("**Offer Document**"). Pursuant to Rule 8.2 of the Takeovers Code, the Purchaser and Taifook are required to despatch the Offer Document, together with the Forms of Acceptance, to the Taifook Shareholders and the Taifook Optionholders within 21 days of the date of the Joint Announcement or such later date as the Executive may approve.

As disclosed in the Joint Announcement, the making of the Offer is conditional upon the Completion which is conditional upon the following conditions being fulfilled on or before the Long Stop Date:

(i) the Acquisition and other transactions as contemplated under the Share Purchase Agreement having been approved by the shareholders of NWS (who are not required to abstain their voting rights in such respect under the Listing Rules or the Takeovers Code or otherwise) at the NWS SGM in accordance with the Listing Rules;

(ii) the Acquisition and other transactions as contemplated under the Share Purchase Agreement having been approved by the shareholders of NWD (who are not required to abstain their voting rights in such respect under the Listing Rules or the Takeovers Code or otherwise) at the NWD EGM in accordance with the Listing Rules;

(iii) in respect of any permits or licences granted by the SFC or other relevant governmental or regulatory authorities to any member of Taifook Group in connection with the business operations of such member, the approval from the SFC or such or other relevant governmental or regulatory authorities required for the change of shareholding of Taifook arising from the Acquisition as contemplated under the Share Purchase Agreement having been obtained, and if any such approval is subject to conditions, the terms of such conditions are reasonably acceptable to the Purchaser; and

(iv) all authorisations, consents, waivers, approvals or licences (which are required on the part of any of the Vendors, the Purchaser or any member of Taifook Group) from any other person required pursuant to any applicable law, rules or regulations, or pursuant to any contract binding on any of the Vendors, the Purchaser or any member of Taifook Group or to which any member of Taifook Group or its assets are subject or bound, for or in connection with the Acquisition as contemplated under the Share Purchase Agreement having been obtained and remaining in full force and effect at Completion, and if any such authorisations, consents, waivers, approvals or licences is subject to conditions, the terms of such conditions are reasonably acceptable to the Purchaser.

Given that the Acquisition under the Share Purchase Agreement constitutes a connected transaction for each of NWD and NWS, which is subject to the approval by the NWD Independent Shareholders and to the approval by the NWS Independent Shareholders, Completion is not expected to take place within 21 days of the date of the Joint Announcement. Accordingly, the Purchaser and Taifook have applied to the Executive for his consent under Rule 8.2 of the Takeovers Code to the despatch of the Offer Document, together with all necessary documents, within seven days of fulfillment of all the conditions precedent of the Share Purchase Agreement.

The Executive has granted his consent, pursuant to Note 2 to Rule 8.2 of the Takeovers Code, to the postponement of the despatch of the Offer Document, together with the Forms of Acceptance, to within seven days of Completion. A further announcement will be made when the Offer Document together with the Forms of Acceptance are despatched.

As at the date of this announcement, the board of directors of NWD comprises (a) six executive directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) five non-executive directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive directors, namely Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

As at the date of this announcement, the board of directors of NWS comprises (a) eight executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Doo Wai Hoi, William, Mr. Chan Kam Ling, Mr. Tsang Yam Pui, Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Chin Cheung and Mr. William Junior Guilherme Doo; (b) three non-executive directors, namely Mr. Wilfried Ernst Kaffenberger (alternate director to Mr. Wilfried Ernst Kaffenberger: Mr. Yeung Kun Wah, David), Mr. To Hin Tsun, Gerald and Mr. Dominic Lai; and (c) three independent non-executive directors, namely Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and The Honourable Shek Lai Him, Abraham.

As at the date of this announcement, the directors of the Purchaser are Mr. Chan Kam Ling, Mr. Wong Kwok Kin, Andrew and Mr. Lam Wai Hon, Patrick.

As at the date of this announcement, the board of directors of Taifook comprises (a) six executive directors, namely Dr. Cheng Kar Shun, Henry, Mr. Lo Lin Shing, Simon, Mr. Doo Wai Hoi, William, Mr. Wong Shiu Hoi, Peter, Mr. Lee Yiu Wing, William and Mr. Chan Chi On, Derek; (b) five non-executive directors, namely Mr. Wong Kwok Kin, Andrew, Mr. Lam Wai Hon, Patrick, Mr. Cheung Wing Yui, Edward, Mr. Ho Hau Chong, Norman and Mr. To Hin Tsun, Gerald; and (c) three independent non-executive directors, namely Mr. Man Mo Leung, Mr. Tsui Hing Chuen, William and Mr. Lau Wai Piu, Bill.

By order of the board of	By order of the board of	By order of the board of
New World Development Company Limited	**NWS Holdings Limited**	**Taifook Securities Group Limited**
Leung Chi Kin, Stewart	**Dr. Cheng Kar Shun, Henry**	**Wong Shiu Hoi, Peter**
Company Secretary	*Chairman*	*Managing Director*

Hong Kong, 7 May 2007

The directors of the Purchaser jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the NWD Group (excluding the Purchaser), the NWS Group (excluding the Purchaser) and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to the NWD Group (excluding the Purchaser), the NWS Group (excluding the Purchaser) and the Taifook Group) the omission of which would make any statement in this announcement misleading.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the NWS Group and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to the NWS Group and the Taifook Group) the omission of which would make any statement in this announcement misleading.

The directors of NWS jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the NWD Group (excluding the NWS Group) and the Taifook Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement (other than those in relation to the NWD Group (excluding the NWS Group) and the Taifook Group) the omission of which would make any statement in this announcement misleading.

The directors of Taifook jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in relation to the Taifook Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in relation to the Taifook Group the omission of which would make any statement in this announcement misleading.

* *For identification purposes only*

Please also refer to the published version of this announcement in The Standard.